UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ken Aikawa
Name:	Ken Aikawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended June 30, 2021 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on August 13, 2021 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated August 2, 2021. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2021 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflects our understanding as of the date of filing of the Quarterly Securities Report. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2021 filed in Japan on June 29, 2021. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in July 2021 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
A decline in profitability (including a decline in net interest income)

•  Our overall profitability may be adversely affected by, among other things, a decline in our net interest income due to further reductions in interest rates as a result of changes in the monetary policies of central banks in various jurisdictions in light of the COVID-19 pandemic and deterioration in global economic conditions.

Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to money laundering, economic sanctions, bribery and corruption

•  If we are deemed not complaint with applicable regulations relating to money laundering, economic sanctions, bribery and corruption, we may become subject to issuance of business suspension orders, fines and reputational damage.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism and other political and social conflicts)

•  Health pandemics, natural disasters, conflicts and terrorist attacks may result in disruption to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in July 2021. These risk events include risk events of general applicability.

Additional Japanese GAAP Financial Information for the Three Months Ended June 30, 2021

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

None.

II.	Significant changes in the scope of application of the equity method

Hitachi Capital Corporation was excluded from the scope of application of the equity method due to an absorption-type merger with Mitsubishi UFJ Lease & Finance Company Limited.

Mitsubishi UFJ Lease & Finance Company Limited changed its company name to Mitsubishi HC Capital Inc. as of April 1, 2021.

(Changes in Accounting Policies)

(Changes in Accounting Policies Due to Revisions to Accounting Standards, etc.)

(Accounting Standard for Revenue Recognition)

Accounting Standard Board of Japan (“ASBJ”) Statement No.29, “Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018) and ASBJ Guidance No.30, “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018) are applied from the beginning of the three months ended June 30, 2021. Under these accounting standards, revenue is recognized in an amount expected to be received in exchange for goods or services when control of promised goods or services is transferred to a customer. A primary change resulting from the application of these accounting standards relates to revenue from annual membership fees recorded as income from the credit card business. Such revenue was previously recognized when received from customers but is currently recognized over the period in which the services are provided.

In accordance with the transitional measures set forth in the proviso in paragraph 84 of the Accounting Standard for Revenue Recognition, the cumulative effect of retroactively applying the new accounting policy to reporting periods prior to the beginning of the three months ended June 30, 2021 was recognized as adjustments to retained earnings at the beginning of the three months ended June 30, 2021, and the new accounting policy is applied from the beginning of the three months ended June 30, 2021 as a change in MUFG’s accounting policies. However, due to application of the method set forth in paragraph 86 of the Accounting Standard for Revenue Recognition, the new accounting policy was not retroactively applied to a contract for which substantially all of the revenue had been recognized in accordance with the previous accounting treatment prior to the beginning of the three months ended June 30, 2021.

As a result, at the beginning of the three months ended June 30, 2021, retained earnings decreased by ¥6,617 million. The impact on each of fees and commissions income, ordinary profits and profits before income taxes for the three months ended June 30, 2021 is not significant.

In accordance with the transitional measures set forth in paragraph 28-15 of ASBJ Statement No.12, “Accounting Standard for Quarterly Financial Reporting” (ASBJ, March 31, 2020), information on breakdowns of revenues from contracts with customers for the three months ended June 30, 2020 is not disclosed.

(Changes in Presentation of Financial Information)

From the beginning of the three months ended June 30, 2021, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.

This reflects the change made in the presentation of expenses corresponding to income related to credit cards, which is recorded as fees and commissions income, as a result of a review of fees and commissions income that was conducted in connection with the adoption of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition” and ASBJ Guidance No.30, “Implementation Guidance on Accounting Standard for Revenue Recognition” from the beginning of the three months ended June 30, 2021, to disclose financial information in a manner that more closely reflects the actual economic situation.

In order to reflect this change in the presentation of the financial information, the consolidated financial statements for the three months ended June 30, 2020, have been retroactively restated.

As a result, fees and commissions expenses of ¥55,757 million and general and administrative expenses of ¥688,686 million previously presented in the consolidated statement of income for the three months ended June 30, 2020 have been restated, resulting in the current presentation of fees and commissions expenses of ¥72,823 million and general and administrative expenses of ¥671,620 million.

(Additional Information)

(Estimated impact of the COVID-19 pandemic relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the COVID-19 pandemic has had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, the Bank, our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. When making adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, the subsidiary takes into account the rate of increase in the credit loss rate or the default probability in a more recent period, especially in light of the deterioration in the economic environment under the COVID-19 pandemic. The amount of impact of these adjustments was ¥24,570 million for the three months ended June 30, 2021 (¥30,846 million for the fiscal year ended March 31, 2021).

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted U.S. Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Losses on Financial Instruments,” and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes selection of multiple economic forecast scenarios and determination of the values of the macroeconomic variables used in such economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, selected economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment, including the outlook relating to the COVID-19 pandemic, with respect to which objective data are not readily available. The outlook relating to the COVID-19 pandemic, which is expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that the pace of future economic recovery would be generally gradual, although the pace may vary from country to country, as balancing economic activity and pandemic control continues. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the three-month period ended June 30, 2021, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the assumptions were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the six-month period ending September 30, 2021 and subsequent reporting periods due to developments affecting the impact of the COVID-19 pandemic on the financial performance of counterparties or on the economic environment.

(Major overseas subsidiaries’ credit costs which are expected to be reflected in MUFG’s consolidated financial statements as of and for the second quarter of the fiscal year ending March 31, 2022)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended March 31, 2021 adopted ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” the new guidance that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ended December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the new guidance, it is currently estimated that the subsidiaries’ total credit costs for the quarter ended June 30, 2021 will be approximately ¥20 billion in total. The subsidiaries’ total credit costs will be reflected in MUFG’s consolidated financial statements as of and for the quarter ending September 30, 2021.

Total credit costs include credit costs for trust accounts, provision for general allowance for credit losses, losses on loan write-offs, provision for specific allowance for credit losses, other credit costs, reversal of allowance for credit losses, reversal of reserve for contingent losses included in credit costs and gains on loans written-off.

(Application of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System)

MUFG and some of its domestic consolidated subsidiaries do not apply Paragraph 44 of Accounting Standards Board of Japan (“ASBJ”) Guidance No. 28, “Amendments to Accounting Standard for Tax Effect Accounting” (February 16, 2018), to items revised under the stand-alone taxation system in connection with the transition from the consolidated taxation system to the group tax sharing system under the “Partial Amendments to Income Tax Act, etc.” (Act No. 8, March 31, 2020) due to the application of Paragraph 3 of ASBJ Practical Issues Task Force Report No. 39, “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (March 31, 2020), and instead apply the pre-amendment income tax provisions to the amount of deferred tax assets and deferred tax liabilities.

2.	Consolidated Balance Sheets

I.	Risk-monitored loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2021	June 30, 2021
Loans to bankrupt borrowers	¥47,013	¥47,808
Non-accrual delinquent loans	847,073	818,978
Accruing loans contractually past due 3 months or more	26,090	20,995
Restructured loans	420,857	424,495

Total	¥1,341,034	¥1,312,277

The amounts above represent gross amounts before the deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2021	June 30, 2021
Principal-guaranteed money trusts	¥7,827,463	¥6,774,403

III.	Guarantee obligations for private placement bonds (provided in accordance with Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2021	June 30, 2021
Guarantee obligations for private placement bonds	¥268,057	¥270,774

IV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2020	2021
Equity in earnings of the equity method investees	¥56,652	¥119,475
Gains on sales of equity securities	17,523	76,049

“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2020	2021
Write-offs of loans	¥40,372	¥32,323
Provision for allowance for credit losses	113,630	—

4.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the three-month periods ended June 30, 2020 and 2021. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the three months ended June 30,
	2020	2021
Depreciation	¥82,205	¥85,064
Amortization of goodwill	3,864	4,486

5.	Shareholders’ Equity

For the three months ended June 30, 2020

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2020	Common stock	160,918	12.5	March 31, 2020	June 30, 2020	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

None.

For the three months ended June 30, 2021

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2021	Common stock	160,918	12.5	March 31, 2021	June 30, 2021	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

None.

6.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Digital Service Business Group, Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Corporate & Investment Banking Business Group, Global Markets Business Group and Other.

Digital Service Business Group:	Providing financial services mainly in non-face-to-face transactions to individual and corporate customers, and promoting MUFG-wide digital transformation

Retail & Commercial Banking Business Group:	Providing services relating to finance, real estate and stock transfers to Japanese individual and corporate customers

Japanese Corporate & Investment Banking Business Group:	Providing services relating to finance, real estate and stock transfers to large Japanese corporate customers

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers of overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration services to domestic and overseas investor and asset manager customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(a)	Changes relating to reporting segments

MUFG has reorganized its business groups (previously consisting of Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other) in light of changes in the business environment, including the digital shift in society, under the medium-term business plan that was commenced in the three months ended June 30, 2021, and changed its reporting segments to the current segmentation based on the reorganized business groups.

In addition, from the three months ended June 30, 2021, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the three months ended June 30, 2020 has been restated based on the new segmentation and the new calculation method.

In addition, as described in “Changes in Presentation of Financial Information” above, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.

Accordingly, the business segment information for the three months ended June 30, 2020 have also been retroactively restated to reflect this change.

(2)	Information on net revenue and operating profit (loss) for each reporting segment

For the three months ended June 30, 2020

	(in millions of yen)
	For the three months ended June 30, 2020
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥180,018	¥117,691	¥129,299	¥206,103	¥68,970	¥100,600	¥802,685	¥298,015	¥(13,360)	¥1,087,339
Operating expenses	133,623	123,070	77,657	129,867	49,735	65,577	579,531	57,156	38,012	674,700

Operating profit (loss)	¥46,394	¥(5,378)	¥51,642	¥76,236	¥19,235	¥35,023	¥223,153	¥240,859	¥(51,372)	¥412,639

(Notes)

1.  “Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.  “Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.  “Operating expenses” includes personnel expenses and premise expenses.

For the three months ended June 30, 2021

	(in millions of yen)
	For the three months ended June 30, 2021
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥177,631	¥136,309	¥129,890	¥193,070	¥87,974	¥114,764	¥839,639	¥129,921	¥3,863	¥973,425
Operating expenses	137,584	123,908	78,348	135,721	58,165	68,881	602,610	59,654	29,603	691,868

Operating profit (loss)	¥40,046	¥12,400	¥51,542	¥57,349	¥29,808	¥45,883	¥237,029	¥70,266	¥(25,739)	¥281,556

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

(3)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding three-month period

	(in millions of yen)
	For the three months ended June 30,
	2020	2021
Total operating profit of reporting segments	¥412,639	¥281,556
Operating profit of consolidated subsidiaries excluded from reporting segments	(395)	(116)
Provision for general allowance for credit losses	(53,060)	—
Credit related expenses	(106,616)	(34,696)
Gains on reversal of allowance for credit losses	—	8,339
Gains on loans written-off	14,632	21,213
Net gains on equity securities and other securities	6,001	66,049
Equity in earnings of the equity method investees	56,652	119,475
Others	(52,099)	(1,496)

Ordinary profit in the consolidated statement of income	¥277,753	¥460,323

7.	Financial Instruments

The following shows those financial instruments as of June 30, 2021 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2021.

The following tables do not include investment trusts for which transitional measures are applied in accordance with Paragraph 26 of ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (July 4, 2019, “Guidance for Application of Fair Value Measurement”). (See Note (*1) to each of the tables under (1) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

As of March 31, 2021

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading liabilities (*1) (*2)	5,447,473	82,488	—	5,529,962

(*1)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the above table. The amount of such investment trusts on the consolidated balance sheet is ¥145,293 million.

(*2)	The derivatives transactions recorded in trading liabilities are not included in the above table.

As of June 30, 2021

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading liabilities (*1) (*2)	5,076,991	125,099	—	5,202,091

(*1)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the above table. The amount of such investment trusts on the consolidated balance sheet is ¥27,095 million.

(*2)	The derivatives transactions recorded in trading liabilities are not included in the above table.

8.	Securities

There are no material changes to be disclosed as of June 30, 2021 compared to March 31, 2021.

9.	Money Held in Trust

There are no material changes to be disclosed as of June 30, 2021 compared to March 31, 2021.

10.	Derivatives

The following shows those derivatives as of June 30, 2021 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2021.

I.	Currency-related derivatives

		(in millions of yen)
		March 31, 2021
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥321,972	¥(8)	¥(8)
	Currency options	2,222	5	(2)
OTC transactions	Currency swaps	61,251,096	125,034	125,034
	Forward contracts on foreign exchange	130,683,832	126,132	126,132
	Currency options	16,612,537	(31,015)	(18,269)

	Total	—	¥220,148	¥232,887

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2021
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥241,295	¥(1,696)	¥(1,696)
OTC transactions	Currency swaps	60,612,476	199,498	199,498
	Forward contracts on foreign exchange	129,822,616	140,065	140,065
	Currency options	14,532,435	(22,846)	(11,022)

	Total	—	¥315,020	¥326,844

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

II.	Bond-related derivatives

		(in millions of yen)
		March 31, 2021
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥1,010,436	¥862	¥862
	Bond futures options	1,376,170	1,283	561
OTC transactions	Bond OTC options	406,335	108	54
	Bond forward contracts	2,943,678	(4,771)	(4,771)
	Bond OTC swaps	385,081	13,333	13,333
	Total return swaps	309,835	(11,169)	(11,169)

	Total	—	¥(355)	¥(1,130)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2021
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥1,503,472	¥(582)	¥(582)
	Bond futures options	935,272	(4,623)	(2,587)
OTC transactions	Bond OTC options	344,037	39	(0)
	Bond forward contracts	5,561,285	6,616	6,616
	Bond OTC swaps	395,165	16,489	16,489
	Total return swaps	323,202	(3,006)	(3,006)

	Total	—	¥14,933	¥16,929

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

11.	Revenue Recognition

Disaggregated information on revenues from contracts with customers

(in millions of yen)
For the three months ended June 30, 2021
Fees and commissions	¥406,998
Fees and commissions on remittances and transfers	43,977
Fees and commissions on deposits	14,312
Fees and commissions on loans (*1)	54,626
Fees and commissions on trust-related services	22,404
Fees and commissions on security-related services	48,600
Fees and commissions on credit card business (*1)	68,802
Fees and commissions on administration and management services for investment funds and investment advisory services	64,566
Guarantee fees (*2)	28,411
Other fees and commissions (*1)	61,298
Trust fees	35,508

(Notes)

1.	Include revenues that are not within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
2.	Guarantee fees are not included within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
3.

Fees and commissions on remittances and transfers were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Digital Service Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on loans were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group. Fees and commissions on credit card business were generated mainly through the Digital Service Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group.

12.	Per Share Information

Basic earnings per common share and diluted earnings per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	For the three months ended June 30,
	2020	2021
Basic earnings per common share	¥14.28	¥29.83
Diluted earnings per common share	14.25	29.74

	(in millions of yen)
	For the three months ended June 30,
	2020	2021
Profits attributable to owners of parent	¥183,492	¥383,082
Profits not attributable to common shareholders	—	—
Profits attributable to common shareholders of parent	183,492	383,082

	(in thousands)
	For the three months ended June 30,
	2020	2021
Average number of common shares during the periods	12,840,897	12,839,240

	(in millions of yen)
	For the three months ended June 30,
	2020	2021
Diluted earnings per share
Adjustment to profits attributable to owners of parent	¥(474)	¥(1,162)
Adjustment related to dilutive shares of consolidated subsidiaries and others	(474)	(1,162)

	(in thousands)
	For the three months ended June 30,
	2020	2021
Increase in common shares	—	—

	For the three months ended June 30,
	2020	2021
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share but which materially changed after the end of the previous fiscal year	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 12 million units as of March 31, 2020	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 0 million units as of March 31, 2021